UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press Release
21 October 2015

PEARSON NINE-MONTH INTERIM MANAGEMENT STATEMENT

•    Our competitive performance remained strong in the first nine months of the year with share gains across our major markets including US higher education courseware, US school courseware and UK qualifications.

•    Cyclical and policy related factors made some of our largest markets weaker than we expected with, in particular, lower Community College enrolments and higher returns affecting the US higher education market; and lower purchasing in certain provinces affecting the school textbook market in South Africa.

•    For the third quarter, sales were down 2% in headline terms, down 5% at constant exchange rates (CER) and down 4% in underlying terms. For the nine months, sales were up 2% in headline terms and down 2% at CER and in underlying terms.

•    At our preliminary results on 27 February 2015 we stated that we expected to report adjusted earnings per share of between 75p and 80p in 2015, on the basis of no changes in portfolio for all of 2015 and based on exchange rates as at 21 January 2015. The disposal of PowerSchool, FT Group and The Economist Group, as well as movements in exchange rates, reduces this range by approximately 5p to 70p to 75p. Given a strong competitive performance but continued challenging market conditions, we expect our adjusted earnings per share to be around the bottom end of this range. This guidance is struck assuming: current exchange rates continue to the end of the year, no further acquisitions or disposals, a tax rate of approximately 15% and an interest charge of approximately £70m.

Pearson's chief executive John Fallon said:
"The key cyclical and policy-related factors which have been hurting our markets for some years have yet to improve. We are performing well competitively and gaining share across many areas of our business. We continue to manage our costs tightly while investing in new products and services to inspire the next generation of students."

Revenue growth analysis: first nine months of 2015

	Headline growth	CER growth	Underlying growth
Sales
North America*	7%	(1)%	(1)%
Core*	(8)%	(5)%	(5)%
Growth*	(3)%	(1)%	(1)%
Total continuing*	2%	(2)%	(2)%
Total	2%	(2)%	(1)%
* Excludes Mergermarket and FT Group

Operating highlights for the first nine months of 2015

Our competitive performance remained strong in the first nine months of the year with share gains across our major markets including US higher education courseware, US school courseware and UK qualifications. We indicated at our interim results that our markets were more challenging than we expected at the beginning of the year, due to persistent cyclical and policy related headwinds, and significant exchange rate movements which reduce the translated sterling contribution of our global education businesses. In the third quarter, those cyclical and policy related factors made some of our largest markets weaker than we expected with, in particular, lower Community College enrolments and higher returns affecting the US higher education market; and lower purchasing in certain provinces affecting the school textbook market in South Africa.

For the third quarter, sales were down 2% in headline terms, down 5% at CER and down 4% in underlying terms. For the nine months, sales were up 2% in headline terms and down 2% at CER and in underlying terms.

At our preliminary results on 27 February 2015 we stated that we expected to report adjusted earnings per share of between 75p and 80p in 2015, on the basis of no changes in portfolio for all of 2015 and based on exchange rates as at 21 January 2015.

On 17 June 2015 we announced the sale of PowerSchool for $350m, which will reduce expected 2015 earnings per share by approximately 1p. On 23 July 2015 we announced the sale of FT Group (FTG) for £844m and on 12 August 2015 we announced the sale of our 50% stake in The Economist Group (TEG) for £469m. We substantially completed the disposal of TEG on 16 October and expect to complete the sale of FTG around the end of November. The disposal of FTG and TEG will reduce expected 2015 earnings per share by approximately 1p. Sterling strengthened further against key currencies in the third quarter. If current exchange rates persist until the end of the year it would reduce earnings per share by approximately 3p. In total, the disposal of PowerSchool, FTG and TEG, as well as movements in exchange rates, reduce our guidance range by approximately 5p to 70p to 75p. Given a strong competitive performance but continued challenging market conditions we expect our adjusted earnings per share to be around the bottom end of this range. This guidance is struck assuming: current exchange rates continue to the end of the year, no further acquisitions or disposals, a tax rate of approximately 15% and an interest charge of approximately £70m.

North America
In the first nine months of 2015, revenues increased by 7% in headline terms, due to the strength of the US dollar against sterling, but were down 1% at both CER and in underlying terms. In School, revenues grew modestly with growth in State Assessments on higher PARCC volumes, virtual and blended schools (Connections Education) due to higher enrolments, and in Clinical Assessment, in part due to growth in Q-Interactive; partly offset by declines in courseware, where market share gains were offset by a smaller new adoption opportunity and softness in the Open Territories. In Higher Education, courseware revenues declined, with market share gains more than offset by a weaker market caused by lower Community College enrolments, higher industry-wide returns and regulatory changes continuing to affect the for-profit and developmental learning sectors. Course enrolments continued to grow strongly at Pearson On Line Services. In Professional, Pearson VUE continued to deliver good growth.

Core
In the first nine months of 2015, revenues declined by 8% in headline terms, and by 5% at both CER and in underlying terms. Growth in Italy was more than offset by the impact of UK policy changes on school accountability measures (and associated revenue recognition), and declines in Western Europe. We successfully implemented improved processes to support the next generation of qualifications and shifted the marking of the National Curriculum Test to an online only model, but experienced some difficulties with the roll-out of a new qualifications management platform for some of our programmes.

Growth
In the first nine months of 2015, revenues declined by 3% in headline terms, due to the strength of sterling against key emerging market currencies; and declined by 1% at CER and in underlying terms, with growth in China and Venture markets, and stability in Brazil offset by continued weakness in South Africa. Growth in premium English Language Learning in China, private sistemas and language schools in Brazil and our textbooks and educational services businesses in the Middle East were offset by declines in the K12 textbook market and university enrolments in South Africa, public sistemas in Brazil and the Chartered Accountancy test preparation business in India, and the transition of our three Saudi Arabian Colleges of Excellence to new providers.

Line of Business
In the first nine months of 2015, School revenues were up 4% in headline terms, with the benefit from the strength of the US dollar against sterling outweighing the weakness of key emerging market currencies, level at CER and grew by 1% in underlying terms primarily due to growth in US State Assessment revenue, virtual and blended schools, and in Clinical Assessment offset by weakness in South Africa and the UK. In Higher Education, revenues were flat in headline terms, due to the strength of the US dollar against sterling, but declined by 6% at both CER and in underlying terms primarily due to declines in US courseware, UK qualifications and student enrolments in South Africa. In Professional, continuing revenues (which exclude FT Group) grew 5% in headline terms, 3% at CER and by 2% in underlying terms, with good growth in Pearson VUE and English managed services partly offset by declines in English courseware.

Penguin Random House had a solid third quarter performance, with the benefit from number one bestsellers which included The Girl on the Train by Paula Hawkins; Harper Lee's Go Set A Watchman; Grey by E L James; and Lee Child's Make Me; partly offset by weaker ebook sales. The company continues to make progress with the integration of its businesses, and remains on track to realise benefits in 2016 and in the long term. The fourth quarter will benefit from new fiction, nonfiction, and movie tie-ins across all formats from bestselling and prize-winning authors.

The Financial Times reached a record paid circulation of 747,000, an increase of 10% year on year, with strong growth in digital subscriptions, up 16% year on year to almost 535,000. Growth in digital revenues more than offset declines in print.

Balance sheet.  At the start of 2015, Pearson had net debt of £1.6bn. Our 2014 net debt/EBITDA ratio was 1.9x and interest cover was 11.3x. Our 2015 net debt peaked in June and ended September at £2.1bn (September 2014: £2.0bn), following the normal seasonal build-up of working capital in the first half of the year. Disposal proceeds from the sale of PowerSchool were offset by higher dividend payments, exchange rate movements and weaker cash collections primarily related to higher returns in US higher education.

Exchange rates. In 2014, Pearson generated approximately 60% of its sales in the US, 6% in the Euro zone, 6% in Greater China, 3% in Brazil, 2% in Canada, 2% in Australia, 2% in South Africa and 1% in India. The average rate during the first nine months of 2015 was £1:$1.54 (compared to £1:$1.67 in the first nine months of 2014), and the closing rate at the end of September was £1:$1.52.

Throughout this statement, growth rates are given based on continuing operations, excluding FT Group and Mergermarket (unless otherwise stated). Underlying growth rates exclude the impact of both currency movements and portfolio changes.

ENDS
For more information: + 44 (0)20 7010 2310
Investors: Simon Mays-Smith/ Tom Waldron
Press: Brendan O'Grady

Forward looking statements:
Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearson.com/investors). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. No reliance should be placed on forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 21 October 2015

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary